Snow Lake Secures Strategic Stake in Uranium Development Project

in Wyoming's Powder River Basin

Winnipeg, Manitoba - July 1, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces a cornerstone investment in GTi Energy Ltd. ("GTi Energy"), to advance its Lo Herma uranium project ("Lo Herma") through the next phase of drilling and fieldwork, aimed at expanding and upgrading Lo Herma's mineral resource base.

Highlights

  Snow Lake will invest AUD$1.4million in GTi Energy's AUD$4.5 million equity financing (the "Financing") to support advancement of its Lo Herma ISR amenable uranium project

  GTi Energy owns 100% of the Lo Herma uranium project, located in the Powder River Basin in Wyoming, the leading uranium producing state in the U.S.

  GTi Energy recently completed a positive scoping study (the "Scoping Study") on Lo Herma in accordance with JORC (2012)1, which is a preliminary technical and economic assessment of the potential viability of Lo Herma.  For more information on the scoping study, see GTi Energy's ASX Announcement dated June 5, 20252

  The Scoping Study contemplated an ISR operation with a central processing plant, a JORC (2012) resource estimate of 8.7Mlbs U3O8, a 7-year mine life, an annual production target of 800,000 lbs U3O8 ,with an NPV of A$100 million and a pre-tax IRR of 56%

  Lo Herma is one of the more advanced development stage uranium projects in the Powder River Basin, and further development holds the potential to increase the uranium production profile of the Powder River Basin in Wyoming

  The Financing provides GTi Energy with the financial runway to advance Lo Herma through the next phase of drilling and fieldwork, aimed at expanding and upgrading the project's mineral resource base

  Lo Herma is contiguous to the southern border of the Pine Ridge Uranium Project, a 50/50 joint venture between Snow Lake and Global Uranium and Enrichment Limited

1 The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("the JORC Code") 2012 edition.

2 https://wcsecure.weblink.com.au/pdf/GTR/02953873.pdf

  Snow Lake's investment in GTi Energy continues a business strategy to make investments in public companies with projects across the spectrum of critical minerals that demonstrate potential to be developed into commercial operations

CEO Remarks

"Our investment in GTi Energy's equity financing is the most recent example of our strategy to invest in companies with critical minerals projects across the spectrum of critical minerals, including uranium, lithium, rare earths, cesium, and antimony," said Frank Wheatley, CEO of Snow Lake.

Mr. Wheatley continued: "With GTi Energy's Lo Herma uranium project located in the prolific Powder River Basin in Wyoming, with a positive scoping study recently released, and against the backdrop of the U.S. Administration's policies underpinning the expansion of nuclear energy in the U.S., we view our investment in GTi Energy as timely, as GTi Energy embarks on a development program to expand it mineral resources at Lo Herma."

Financing

GTi Energy intends to raise a total of AUD$4.5 million, in two tranches, before costs of the Financing.  An initial tranche is anticipated to close on July 9, 2025, with the second tranche scheduled to close following shareholder approval at a shareholder meeting to be scheduled.  Proceeds from the Financing will principally be used for mineral resource expansion and infill drilling at Lo Herma, as well as for further hydrogeological and metallurgical analysis, landholding costs, general working capital and costs of the offer.

Snow Lake will be granted the right to appoint one member to the GTi Energy Board of Directors, subject to completion of the Financing.  Snow Lake's participation in the Financing remains subject to completing its final due diligence on GTi Energy and its assets, before the date of the shareholder meeting.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy